Exhibit 5.1

[Sanofi Letterhead]

The Board of Directors

Sanofi

174, avenue de France

75013 Paris, France

May 24, 2011

Ladies and Gentlemen,

Guarantee and Third Supplemental Indenture in respect of $500,000,000 aggregate principal amount of 3.625% Senior Notes due 2015 and $500,000,000 aggregate principal amount of 5.000% Senior Notes due 2020 issued by Genzyme Corporation (all such notes, collectively, the “Notes”).

I am rendering this opinion in connection with the issue by Sanofi, a French société anonyme à Conseil d’Administration (the “Parent”), of an irrevocable guarantee by entry by the Parent into the Guarantee and Third Supplemental Indenture, as defined below, of which such guarantee forms part (such guarantee, the “Sanofi Guarantee”).

In this letter, capitalized terms used and not defined herein have the respective meanings ascribed thereto in the Guarantee and Third Supplemental Indenture, as defined below.

For the purposes of this letter, I or members of the legal department of the Parent have examined inter alia the following:

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The registration statement on Form F-3 (Registration No. 333-165472) as amended by the Post Effective Amendment No. 1 to Form F-3 as filed with the Securities and Exchange Commission of the United States of America (the “SEC”) on May 24, 2011 (such Post Effective Amendment the “Form F-3 Amendment”, and the Form F-3 (Registration No. 333-165472) together with the Form F-3 Amendment, the “Registration Statement”);

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A final draft of the Guarantee and Third Supplemental Indenture (the “Guarantee and Third Supplemental Indenture”) to be entered into by and between Genzyme Corporation, a Massachusetts corporation (the “Company”), the Parent and The Bank of New York Mellon Trust Company, N.A. in its capacity as trustee for the holders of the Notes (the “Trustee”) following the consummation of the transactions described in the Form F-3 Amendment;

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a copy of the statuts of the Parent dated as of May 6, 2011 (the “Parent By-Laws”) and a copy of an extract (extrait K-bis) of the register of commerce and companies of Paris relating to the Parent dated as of May 10, 2011;

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a copy of an excerpt from the minutes of the meeting of the Board of Directors (Conseil d’Administration) of the Parent held on April 27, 2011 relating to the issuance of sureties, guarantees and securities (cautions, avals et garanties) by the Parent (the “BoD Resolution”);

•

a copy of the Delegation of Powers dated April 27, 2011, signed by Mr. Christopher Viehbacher, Chief Executive Officer of the Parent, in accordance with the BoD Resolution, authorising Mr. Jérôme Contamine, Mr Olivier Klaric, Mr Laurent Gilhodes and Mr Jean-Luc Renard to issue sureties, guarantees and securities (the “Delegation of Powers”);

I or members of the legal department of the Parent have also examined such other documents and made such investigation as we have considered necessary for the purposes of giving the opinions set out in this letter. This opinion is based exclusively on facts and circumstances having occurred as at the date hereof.

I express no opinion as to any laws other than the laws of France as in force at the date hereof. In particular, I have made no independent investigation of the laws of the United States of America as the basis for the opinions hereafter expressed, and do not express or imply any opinion thereon. In addition, the opinions set out in this letter relate only to the laws of France as in force at the date hereof, and are based upon the following assumptions:

(a)	the genuineness of all signatures, stamps and seals on the Registration Statement (including the Form F-3 Amendment), the conformity to the originals of all documents supplied to us as certified or photostatic or faxed copies and the authenticity of the originals of such documents;

(b)	that when executed, delivered and entered into by the Parent, the Guarantee and Third Supplemental Indenture will be executed, delivered and entered into by each of the other parties thereto, in the final draft form examined by us;

(c)	that when execution, delivery and entry into the Guarantee and Third Supplemental Indenture by each person expressed to be a party thereto (other than the Parent) shall take place, each such person will be duly authorised to execute, deliver, enter into and perform its rights and obligations under such supplemental indenture; and that at such time(s), the execution, delivery, entering into and performance of its rights and obligations under such supplemental indenture shall be within the capacity and powers of each such person (other than the Parent); and that no such authorisation, capacity or power shall be varied, shall terminate or be revoked prior to the Guarantee and Third Supplemental Indenture coming into full force and effect under any applicable laws;

(d)	that none of the terms of the BoD Resolution or the Delegation of Powers shall be varied, shall terminate or be revoked prior to the Guarantee and Third Supplemental Indenture coming into full force and effect under any applicable laws; provided that we have no reason to believe that any such variation, termination or revocation would occur prior to such times;

(e)	that at all times after execution, delivery and entry into the Guarantee and Third Supplemental Indenture by any person expressed to be a party thereto other than the Parent (any such other person, an “Other Party”), the executed Guarantee and Third Supplemental Indenture shall constitute legal, valid and binding obligations of any such Other Party, enforceable against such Other Party in accordance with the terms of such supplemental indenture and that at all such times, each Other Party shall perform, or as the case may be shall have performed its obligations under the Guarantee and Third Supplemental Indenture in accordance with the terms thereof;

(f)	at all times, the absence of any other arrangements between any of the parties to the Guarantee and Third Supplemental Indenture which modify or supersede any of the terms of the Guarantee and Third Supplemental Indenture;

(g)	that at all times, under all applicable laws other than French law (in particular the laws of the State of New York and United States Federal laws), the Guarantee and Third Supplemental Indenture when executed, delivered and entered into, by the Parent shall constitute legal, valid, binding and enforceable obligations of the Parent; and

(h)	that the Form F-3 Amendment shall be declared effective by the SEC and that such declaration of effectiveness shall not be revoked, cancelled or otherwise terminated.

On the basis of (a) the documents I or members of the legal department of the Parent have examined as mentioned above and (b) such assumptions, and subject to the qualifications set out below, I am, as at the date hereof, of the opinion that:

(i)	the Parent is duly incorporated under the laws of France and has and shall have at the relevant times full power and capacity to execute, deliver and enter into the Guarantee and Third Supplemental Indenture and to undertake and perform the obligations expressed to be assumed by it therein, and the Parent has and shall have at the relevant times taken all necessary action to approve and to authorize the same;

(ii)	the execution, delivery and entry by the Parent into the Guarantee and Third Supplemental Indenture and the undertaking and performance by the Parent of the obligations expressed to be assumed by it therein will not conflict with, or result in a breach of or default under, the laws of France or any agreement or instrument to which the Parent is a party or by which it is bound;

(iii)	upon execution by at least two authorized signatories which are designated on the Delegation of Powers, on behalf of the Parent, and upon authentication and effectuation (if applicable), the executed Guarantee and Third Supplemental Indenture will constitute legal, valid and binding obligations of the Parent enforceable against the Parent in accordance with its terms; and

(iv)	there are no further authorizations, consents or approvals required to be obtained by the Parent for or in connection with (a) the execution, delivery and entry into the Guarantee and Third Supplemental Indenture, and (b) the performance by the Parent of the obligations expressed to be undertaken by it therein.

The above opinions are, however, subject to certain qualifications, as follows:

(1)	Opinions set out in this letter as regards the binding nature and enforceability of the obligations of the Parent under the Guarantee and Third Supplemental Indenture are subject to (i) all limitations arising from bankruptcy, insolvency, liquidation, reorganisation, moratorium or similar laws affecting the rights of creditors generally including, without limitation, provisions of Book VI of the French Code de commerce; and (ii) limitations arising from the application of general principles, including (without limitation) concepts of materiality, reasonableness, good faith (bonne foi) and fair dealing (interdiction de l’abus de droit).

(2)	An obligation to pay interest on interest may not be enforceable under French law.

(3)	I express no opinion as to the availability under French law of remedies other than those culminating in a judgment for the payment of money.

(4)	I express no opinion as to the validity and enforceability of the Guarantee and Third Supplemental Indenture which would be entered into insofar as it (i) would require that interest calculated in the manner provided therein would continue to accrue after judgment and (ii) may require increased payments in respect of any withholding or deduction required under French law.

(5)	As a general rule, any document in a language other than French must be translated into French by an official sworn translator if it is to be submitted as evidence in any action or proceedings before a French court or public body or used for any purpose (including registration) with public bodies.

(6)	A French court may refuse to give effect to any provision that requires the payment of expenses in respect of the costs of enforcement (actual or attempted) or litigation brought before a French court (other than dépens as defined by Article 695 and following of the French Code de procédure civile).

(7)	As regards any obligation for the payment of monies, pursuant to Article 1244-1 of the French Code civil, a French court has the authority to postpone the date of payment of, or order the payment in installments, of monies due, for a maximum period of two years, taking into consideration the position of the debtor and the needs of the creditor; in such circumstances, the court may decide that the monies as to which the payment is postponed shall bear interest at a reduced rate which shall not be less than the legal rate, or that the monies paid shall be applied against the principal. Furthermore, pursuant to article 1244-2 of the French Civil Code, any court decision rendered under article 1244-1 will suspend all enforcement proceedings that have been commenced by the creditor. During the deferral period no additional interest or damages, which would otherwise be payable by the debtor by reason of the default, are payable.

(8)	Pursuant to Article 1152 of the French Code civil, a French judge has the power to decrease or increase a contractually stipulated penalty if he considers it manifestly excessive or insufficient.

(9)	A French court may not treat as conclusive and/or binding such determinations or certificates of a party to an agreement or a third party which the agreement states are to be so treated, if such determination or certificate could be shown to have an unreasonable, incorrect or arbitrary basis, or not to have been given or made in good faith.

(10)	By virtue of Article 1134 of the French Civil Code, it is a principle of French law that agreements must be performed by the parties in good faith.

(11)	French law provides that obligations that lack sufficient determination or are infinite may be set aside.

(12)	Depending on the circumstances and the characteristics of a non-monetary obligation, a French court will not necessarily grant an order for specific performance (exécution en nature) or an injunction where damages are considered by the court to be an adequate alternative remedy (except with respect to obligations for the payment of a sum of money).

(13)	A French court, if requested, may render a judgment in the foreign currency in which a debt is expressed. However, if a judgment awarded by a French court were to be expressed in euros, it would normally be expressed by reference to the exchange value of the relevant amount of foreign currency at the rate of exchange prevailing on the effective date of payment or due date (there are exceptions to this; for example, if the judgment in question is one of liquidation judiciaire, the court may use the rate of exchange prevailing on the date such judgment is rendered). If, however, after having obtained a judgment from a French court on any monetary obligation of the Parent, the creditor were to seek a separate judgment on the basis of any provision relating to exchange rate indemnities, the court might hold that such provision did not survive the original judgment.

(14)	Claims may become barred by effluxion of time or may be or become subject to defences of set-off or counterclaim.

(15)	French courts may stay proceedings and may decline jurisdiction, more specifically if any concurrent proceedings are being brought before other competent jurisdictions.

(16)	I express no opinion as to the enforceability of any choice of law clause contained in any document to the extent such clause purports to apply to or in relation to facts or circumstances contemplated by Article 4 or Article 10 of Regulation (EC) n°864/2007 of the European Parliament and of the Council dated 11 July 2007 on the law applicable to non-contractual obligations (Rome II).

(17)	The validity, recognition and enforceability in France of the laws of the State of New York as the governing law of the Guarantee and Third Supplemental Indenture are subject to the following qualifications: (a) the relevant content of the laws of the State of New York would have to be duly proved in France and (b) the application of the laws of the State of New York (i) may not be found to be contrary to mandatory provisions of the laws of any jurisdiction presenting a close connection with the contemplated operation(s) or transaction(s), which under the laws of such jurisdiction would be applicable irrespective of the law governing the agreement or instrument enforcement of which would be sought (lois de police), (ii) may not be found to be contrary to a provision of French law whose application to the situation would be found to be mandatory irrespective of the law governing the agreement or instrument enforcement of which would be sought (lois de police) and (iii) may not be found to be manifestly contrary to a provision of French public policy (ordre public français), such concept including potentially the interests of a friendly jurisdiction (pays ami de la France).

I express no opinion as to any agreement, instrument or other document other than as specified in this letter.

I hereby consent to the use of this letter as an exhibit to the Form F-3 Amendment and to any and all references to me, acting in my official capacity as the Vice President, Corporate Legal Affairs of Sanofi, in the Consent Solicitation Statement and Prospectus which is a part of the Form F-3 Amendment.

Yours faithfully,

/s/ Hervé Tainturier
Hervé Tainturier
Vice President, Corporate Legal Affairs